Exhibit 3.2

WRITTEN CONSENT OF
DIRECTORS OF NEXT GENERATION MEDIA CORPORATION

The undersigned, being all of the directors of Next Generation Media Corporation, a Nevada corporation (the “Corporation”), do hereby waive any and all requirements for notice of the time and place, and any special purposes, of a meeting of the Board of Directors, and do hereby agree and consent, pursuant to the By-Laws of the Corporation and the applicable provisions of the Nevada Revised Statutes, to the adoption of, and hereby do adopt, the following resolutions and the actions specified therein:

WHEREAS, the Corporation adopted Bylaws in 1999, which provide in Article XIII that the Board of Directors has the power by the affirmative vote of a majority of its members to adopt, amend, alter, change and repeal any bylaws of the Corporation;

WHEREAS, the Board of Directors desire to amend Section 3.16 of the Bylaws to change the percentage of stockholders that must consent to an action for it to be approved without an annual or special meeting; it is therefore

RESOLVED, that Section 3.16 of the Bylaws is hereby deleted, and the following is hereby adopted as Section 3.16 of the Bylaws:

SECTION 3.16. CONSENT OF STOCKHOLDERS IN LIEU OF MEETING. The Stockholders may take any action which they could take at any annual or special meeting without a meeting, prior notice and a vote only if the affirmative vote of the holders of at least 50% of the voting power of all of the shares of capital stock of the Corporate then entitled to vote generally in the election of directors, voting together as a single class sign a consent in writing, setting forth the action taken.

IN WITNESS WHEREOF, we have duly executed this Written Consent in order to give our written consent hereto to the above-referenced transaction resolved as of the 29th day of April 2010, notwithstanding the actual date of signing.

/s/ Darryl Reed

Darryl Reed